AIM FUNDS GROUP
Branch 18
811-01540



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.



05063589

August 10, 2005


RECEIVED
185

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an additional **Letter in Support of the A I M Defendants' Motion to Dismiss** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

Bob R. Baker	Robert H. Graham
Frank S. Bayley	Gerald J. Lewis
James T. Bunch	Prema Mathai-Davis
Bruce L. Crockett	Lewis F. Pennock
Albert R. Dowden	Ruth H. Quigley
Edward K. Dunn, Jr.	Louis S. Sklar
Jack M. Fields	Larry Soll
Carl Frischling	Mark H. Williamson

S:\srr\Litigation\Hogan v AIM\Corr\L-081005SEC.doc
081005 (1) vtt

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth



Kirkpatrick & Lockhart Nicholson Graham LLP

2828 North Harwood Street
Suite 1800
Dallas, TX 75201-2139
214.939.4900
Fax 214.939.4949
www.klng.com

August 4, 2005

Paul E. Ridley
(214) 939-4905
pridley@klng.com


SEC MAIL PROCESSING
RECEIVED
AUG 2005
WASH, D.C.
185
SECTION

Honorable Judge Jorge A. Solis
United States District Court
Northern District of Texas
1100 Commerce Street, Room 1654
Dallas, Texas 75242

Re: Civil Action No. 3:05CV-73P; *Avo Hogan, and Julian W. Meadows vs. Bob R. Baker, et al.;* In the United States District Court for the Northern District of Texas, Dallas Division

Dear Judge Solis:

I represent and write on behalf of Defendants A I M Advisors, Inc., A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., Mark H. Williamson and Robert H. Graham in the above-referenced action.

I am writing this letter to provide the court with additional new authority relevant to our pending Motion to Dismiss filed on June 29, 2005. In this recent decision, *Dull v. Arch*, 2005 WL 1799270 (N.D. Ill. July 27, 2005), the federal court dismissed in its entirety a complaint raising claims substantially identical to the one at bar. I have enclosed a copy of the opinion for your convenience.

A copy of this letter is being provided to all counsel of record.

Respectfully submitted,

Paul E. Ridley

Paul E. Ridley

PER:mb
Enclosures

cc: Randall K. Pulliam, Esq. **Via Certified Mail/RRR**
Paul D. Flack, Esq. **Via Certified Mail/RRR**

DA-161360 v1 0303322-0100

Only the Westlaw citation is currently available.

United States District Court,
N.D. Illinois, Eastern Division.
Gorman L. DULL, et. al., Plaintiffs
v.
David C. ARCH, et al., Defendants.
No. 05 C 140.

July 27, 2005.

MEMORANDUM OPINION AND ORDER

ST. EVE, J.

*1 Plaintiffs Gorman L. Dull, Anna Dull, and Julian W. Meadows have commenced this putative class action against the Van Kampen Funds, Inc., Van Kampen Asset Management, Inc., and various individual defendants. Defendants Van Kampen Funds Inc. and Van Kampen Asset Management Inc. have moved to dismiss the complaint in its entirety for failure to state a claim, pursuant to Rule 12(b)(6). For the reasons discussed below, Defendants' motion is granted.

FACTUAL ALLEGATIONS

The Court assumes the following allegations from the Complaint are true (R. 1- 1; Compl.):

Defendant Van Kampen Funds, Inc. (the "Funds") is the parent of Van Kampen Asset Management, Inc. (collectively, the "Van Kampen Defendants" or "Defendants"). It markets, sponsors, and provides advisory, distribution, and administrative services to the Van Kampen Family of Funds, which consists of approximately 42 funds. (*Id.* ¶ 11.) Plaintiffs Gorman and Anna Dull and Julian Meadows owned one of these open-ended mutual funds with equity securities holdings in the Van Kampen Family of Funds. (*Id.* ¶ 10.) Plaintiffs have brought this case as a purported class action on behalf of all persons owning one of the Funds at any time between January 10, 2000, through January 10, 2005 (the "Class Period"). (*Id.* ¶ 16.)

Defendants David Arch, J. Miles Branagan, Jerry D. Choate, Rod Dammeyer, Linda Hutton Heagy, R. Craig Kennedy, Howard J. Kerr, Jack E. Nelson, Hugo F. Sonnenschein, Suzanne Woolsey, Mitchell Merin, Richard Powers, III, and Wayne Whalen are members of the Board of Directors for the Funds (collectively, the "Director Defendants"). (*Id.* ¶ 12.) The Funds' Board of Directors oversees the management of the Funds. (*Id.*)

Plaintiffs allege that the Van Kampen Family of Funds held assets of approximately $62 billion. (*Id.* ¶ 23.) They contend that during the Class Period approximately 26 of the 42 Van Kampen Funds owned equity securities traded on the United States' stock exchanges. (*Id.*) Plaintiffs allege that during the Class Period, the Funds failed to participate in the settlement of multiple securities fraud class actions in which they were eligible to participate. (*Id.* ¶ ¶ 5, 24.) Consequently, Plaintiffs have suffered losses by forfeiting their amount of settlement proceeds in these securities class actions. (*Id.* ¶ ¶ 26, 27.)

Plaintiffs have brought a five count complaint against Defendants. Count One alleges that Defendants breached their fiduciary duty to Plaintiffs. In Count Two, Plaintiffs allege negligence. Count Three is premised on Section 36(a) of the Investment Company Act of 1940 ("ICA"). Count Four alleges that Defendants violated Section 36(b) of the ICA. Finally, Count Five is based on a violation of Section 47(a) of the ICA. Defendants seek to dismiss all counts.

ANALYSIS

I. Legal Standard

A Rule 12(b)(6) motion "test[s] the sufficiency of a complaint." Johnson v. Rivera, 272 F.3d 519, 520-21 (7th Cir.2001). When deciding a motion to dismiss pursuant to Rule 12(b)(6), the Court views "the complaint in the light most favorable to the plaintiff, taking as true all well-pleaded factual allegations and making all possible inferences from those allegations in his or her favor." Lee v. City of Chicago, 330 F.3d 456, 459 (7th Cir.2003). "A complaint should not be dismissed unless it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." Cole v. U.S. Capital, 389 F.3d 719, 724 (7th Cir.2004) (quotations and citations omitted). "The issue is not whether a plaintiff will ultimately prevail but whether the claimant is entitled to offer evidence to support the claims." *Id.*, quoting Scheuer v. Rhodes, 416 U.S. 232, 236, 94 S.Ct. 1683, 40 L.Ed.2d 90 (1974).

II. Private Causes of Action Under the ICA

*2 Defendants seek to dismiss Counts Three and Five on the ground that no private cause of actions exist to enforce Sections 36(a) and 47(b) of the ICA. [FN1] Even if one does exist, Defendants argue that Plaintiffs have failed to state a claim.

> FN1. In *DH2, Inc. v. Athanassiades,* 359 F.Supp.2d 708, 714-15 (N . D. Ill.2005), the Court recently held that Section 17(j) of the ICA does not provide for a private right of action. Although Defendants cited that case in their motion papers, Plaintiffs failed to even mention it, much less attempt to distinguish it. (R. 35-1; Pl.'s Resp.)

The Supreme Court has expressly stated, "like substantive federal law itself, private rights of action to enforce federal law must be created by Congress." *Alexander v. Sandoval,* 532 U.S. 275, 286, 121 S.Ct. 1511, 149 L.Ed.2d 517 (2001). Even the Supreme Court has acknowledged that it has "retreated from [its] previous willingness to imply a cause of action where Congress has not provided one." *Correctional Services Corp. v. Malesko,* 534 U.S. 61, 67, 122 S.Ct. 515, 151 L.Ed.2d 456 (2001). "Raising up causes of action where a statute has not created them may be a proper function for common-law courts, but not for federal tribunals." *Alexander,* 532 U.S. at 287, 121 S.Ct. 1511 (citations and quotations omitted).

In determining whether the ICA creates a private cause of action, the Court begins "with the text and structure" of the statute. *Alexander,* 532 U.S. at 288, 121 S.Ct. 1511. *See also* *Exxon Mobil Corp. v. Allapattah Services, Inc.,* 125 S.Ct. 2611, 2620 (2005). As the Seventh Circuit recently noted: "[t]he plainness or ambiguity of statutory language is determined by reference to the language itself, the specific context in which that language is used, and the broader context of the statute as a whole. Our inquiry must cease if the statutory language is unambiguous and the statutory scheme is coherent and consistent." *Ioffe v. Skokie Motor Sales, Inc.,* ___ F.3d ___, 2005 WL 1592955, *2 (7th Cir. July 7, 2005) (citations and quotations omitted).

A. Section 36(a)

Section 36(a) provides "[t]he Commission is authorized to bring an action ... alleging that a person ... has engaged ... in any act or practice constituting a breach of fiduciary duty involving personal misconduct in respect of any registered investment company for which such person so serves or acts--

(1) as officer, director, member of any advisory board, investment adviser, or depositor; or

(2) as principal underwriter, if such registered company is an open-end company, unite investment trust, or face-amount certificate company.

15 U.S.C. § 80a-35.

The plain language of Section 36(a) unambiguously states that the Commission can bring an action under it. It does not provide for a private right of action. *See* *Mutchka v. Harris,* 373 F.Supp.2d 1021 (C.D.Cal.2005).

In contrast to Section 36(a), Section 36(b) of the ICA explicitly provides for a private right of action. "Obviously ... when Congress wished to provide a private damage remedy, it knew how to do so and did so expressly." *Olmsted v. Pruco Life Ins. Co. of New Jersey,* 283 F.3d 429, 433 (2d Cir.2002), quoting *Touche Ross & Co. v. Redington,* 442 U.S. 560, 572, 99 S.Ct. 2479, 61 L.Ed . 2d 82 (1979).

*3 Plaintiffs rely heavily on the legislative history of the ICA to support a private cause of action under Section 36(a). Because the statute is unambiguous, the Court need not look to the legislative history. *See* *Exxon Mobil Corp. v. Allapattah Services, Inc.,* 125 S.Ct. 2611, 2625. Plaintiffs ask the Court to rely on non-binding precedent and to look beyond the plain meaning of the statute to find a private cause of action under Section 36(a) of the ICA. The Court refuses to do so. *Id.* at 2626 ("the authoritative statement is the statutory text, not the legislative history or any other extrinsic material"). Accordingly, the Court dismisses Count Three with prejudice.

B. Section 47(b)

Plaintiffs concede that Section 47(b) of the ICA is remedial in nature. It provides, in part, for rescission of a contract that violates the ICA. 15 U.S.C. § 80a-46(b)(2). It does not provide for an independent cause of action where no violation of the ICA has occurred. Because Plaintiffs' ICA claims fail for the reasons discussed in this opinion, their Section 47(b) claim fails as well. Count Five is dismissed without prejudice.

III. Failure to State a Claim

Count IV is premised on a violation of Section 36(b) of the ICA. Section 36(b) states, in relevant part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, ... to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection ... by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser, ... for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company ... to such investment adviser or person.

15 U.S.C. § 80a-35(b). As the Seventh Circuit has noted, "Congress enacted § 36(b) to provide a narrow federal remedy that is significantly more circumscribed than common law fiduciary duty doctrines." *Green v. Nuveen Advisory Corp.*, 295 F.3d 738, 743 (7th Cir.2002) (citations and quotations omitted). Section 36(b) actions pertain to compensation for services, not investment decisions. *Id. See also Jacobs v. Bremner, et al.*, 05 C 143, 2005 WL 1719307, * *6-7 (N.D.Ill. July 20, 2005).

In Count IV, Plaintiffs allege that the Advisor Defendants, the Parent Company and other affiliates breached their fiduciary duty under Section 36(b) of the ICA "by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the [per share net asset value]." (R. 1-1, Compl.¶ 43.) These allegations plainly do not relate to "a fiduciary duty with respect to the receipt of compensation for services." Accordingly, they fail. [FN2]

> FN2. Given that the Court has dismissed Plaintiffs' complaint, the Court need not address Defendants' standing arguments at this time.

IV. State Law Claims

*4 Plaintiffs premise federal jurisdiction on their federal ICA claims. Plaintiffs' state law claims rely solely on the Court's supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a). Because the Court is dismissing the ICA claims, only Plaintiffs' state law claims remain. The Court declines to exercise its discretion to retain supplemental jurisdiction over these state law claims. *See Wright v. Associated Ins. Cos., Inc.*, 29 F.3d 1244, 1251 (7th Cir.1994) ("[T]he general rule is that, when all federal claims are dismissed before trial, the district court should relinquish jurisdiction over pendent state-law claims rather than resolving them on the merits"). Accordingly, Counts One and Two are dismissed without prejudice.

CONCLUSION

For the reasons discussed herein, the Court grants Defendants' motion to dismiss Plaintiff's Complaint. Counts One, Two, Four and Five are dismissed without prejudice. Count Three is dismissed with prejudice.

2005 WL 1799270 (N.D.Ill.)

END OF DOCUMENT